Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports Fourth Quarter and

Fiscal Year 2015 Financial Results

SHENZHEN, China, March 29, 2015 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Financial Highlights

For the quarter ended December 31, 2015:

•	Same store sales increased by 12.5% compared to the fourth quarter of 2014

•	Revenue increased by 6.5% to RMB905.2 million (US$139.7 million) compared to RMB850.1 million in the fourth quarter of 2014

•	Net income increased by 11.7% to RMB37.3 million (US$5.8 million) compared to net income of RMB33.4 million in the fourth quarter of 2014

•	Basic and diluted income per ADS was RMB0.38 (US$0.06) compared to basic and diluted income of RMB0.34 per ADS for the fourth quarter of 2014

For the year ended December 31, 2015:

•	Same store sales increased by 13.8% compared to 2014

•	Revenue increased by 9.5% to RMB3,232.4 million (US$499.0 million) compared to RMB2,953.3 million in 2014

•	Net income increased to RMB 39.8 million (US$6.1 million) compared to net loss of RMB13.8 million in 2014

•	Basic and diluted income per ADS were RMB0.40 (US$0.06)

Ms. Rebecca Zhang, Chief Executive Officer of Nepstar, commented, "Our efforts to improve individual store performance have propelled the overall revenue growth and also enabled us to grow our store numbers. Our focus on the optimization of management efficiency, organizational structure and marketing tools has generated profit against rising operating costs. As we regained both top and bottom line growth, we also further optimized product mix and increased store service ability, which has been converted into strengthened customer loyalty and increased average revenue per transaction. "

Fourth Quarter Results

During the fourth quarter of 2015, the Company opened 57 new stores and closed 24 stores. As of December 31, 2015, the Company had a total of 1,998 directly operated stores.

Revenue for the fourth quarter of 2015 increased by 6.5% to RMB905.2 million (US$139.7 million) from RMB850.1million for the same period in 2014. Same store sales (for the 1,716 stores opened before December 31, 2013 and which remained in operations as of December 31, 2015) for the fourth quarter of 2015 increased by 12.5% compared to the same period in 2014. The increase in revenue and same store sales was primarily attributable to in-store promotional initiatives and improved average store output.

Fourth quarter revenue contribution by product category was 21.7% from prescription drugs (21.6% for the same period in 2014); 46.9% from over-the-counter ("OTC") drugs (43.2% for the same period in 2014); 9.3%from nutritional supplements (11.6% for the same period in 2014); 4.3%from herbal products (4.2% for the same period in 2014); and 17.8% from convenience and other products (19.4% for the same period in 2014).

Gross profit for the fourth quarter increased to RMB405.0 million (US$62.5 million) from RMB360.9 million for the same period in 2014. Gross margin in the fourth quarter of 2015 was 44.7%, compared with 42.4% for the same period in 2014.

The Company's portfolio of private label products expanded to 2,172 types of products as of December 31, 2015. Sales of private label products represented approximately 12.0% of revenue and 16.3% of gross profit for the fourth quarter of 2015.

Sales, marketing and other operating expenses as a percentage of revenue decreased slightly to 32.7% for the fourth quarter of 2015 from 33.0% for the same period of 2014.

General and administrative expenses as a percentage of revenue were 5.0% for the fourth quarter of 2015, compared to 3.2% for the same period of 2014. This increase was mainly due to the bonus award to certain subsidiaries which have met the performance indicators.

Income from operations in the fourth quarter of 2015 was RMB59.0 million (US$9.1 million) compared with income from operations of RMB50.4 million for the same period in 2014. This increase was mainly due to our revenue growth and improved margin.

Interest income for the fourth quarter of 2015 was RMB1.8 million (US$0.3 million), compared with RMB1.4 million for the same period of 2014.

The Company's income tax expense was RMB23.5 million (US$3.6 million) for the fourth quarter of 2015, compared with RMB17.9 million for the same period in 2014. The effective tax rate for the fourth quarter of 2015 was 38.7%, compared to 34.9% for the same period in 2014. The difference in the effective income tax rate and the PRC statutory tax rate of 25% applicable to our major operating subsidiaries was primarily due to non-deductible expenses and the operating losses from certain loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, when compared to the overall results of operation of the Company. Shareholders are reminded that in the PRC, losses in companies which are part of a group are not allowed to be off-set against profits arising from other companies in the same group.

Net income for the fourth quarter of 2015 was RMB37.3 million (US$5.8 million), or RMB0.38(US$0.06) basic and diluted income per ADS, compared to net income of RMB33.4 million, or RMB0.34 basic and diluted income per ADS for the fourth quarter of 2014. As of December 31, 2015, the Company had approximately 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the fourth quarter of 2015, net cash inflow provided by operating activities was RMB52.3million (US$8.1 million), compared to net cash inflow of RMB44.1 million for the same period in 2014.

Fiscal Year 2015 Financial Results

In 2015, the Company opened 168 new stores and closed 150 stores. As of December 31, 2015, Nepstar had a total of 1,998 stores in operations.

Total revenue for 2015 increased to RMB3,232.4 million (US$499.0 million) from RMB2,953.3 million in 2014. Same store sales (for the 1,716 operating stores opened before December 31, 2013 and which remained in operations as of December 31, 2015) for 2015 increased by 13.8% compared to 2014. The increase in revenue and same store sales was driven by the closure of underperforming stores and our efforts in improving sales performance.

In 2015, revenue contribution from prescription drugs was 22.9%, OTC drugs was 43.3%, nutritional supplements was 11.2%, herbal products was 4.5% and convenience and other products was 18.1%. Revenue from private label products accounted for 13.8% of total revenue and 20.1% of gross profit, respectively.

Gross profit was RMB1,347.8 million (US$208.1 million) for 2015 compared to RMB1,230.5 million in 2014. Gross margin was 41.7% in 2015, compared to 41.7% in 2014.

Total operating expenses decreased to 39.5% of total revenue in 2015, compared to 41.4% recorded in 2014. Income from operations was RMB61.7 million (US$9.5 million) for 2015, compared to loss from operations of RMB2.9 million for 2014.

Interest income for 2015 was RMB6.5 million (US$1.0million), compared to RMB7.2 million in 2014. Dividend income from cost method investments was RMB3.9 million (US$0.6million) for 2015, compared to RMB5.9 million in 2014. Other income was RMB1.0 million (US$0.2 million) in 2015, compared to RMB3.1 million in 2014.

The Company's effective tax rate was 45.5% in 2015, compared to 208.4% in 2014. The Company's income tax expense was RMB33.3 million (US$5.1 million) for 2015, compared to RMB26.5 million in 2014. The difference in the effective income tax rate and the PRC statutory tax rate of 25% applicable to our major operating subsidiaries was primarily due to non-deductible expenses and the operating losses from certain loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, when compared to the overall results of operation of the Company. Shareholders are reminded that in the PRC, losses in companies which are part of a group are not allowed to be off-set against profits arising from other companies in the same group.

Net income was RMB39.8 million (US$6.1 million) for 2015, which represented RMB0.40 (US$0.06) basic and diluted income per ADS, compared to a net loss of RMB13.8 million in 2014, which represented RMB0.14 basic and diluted loss per ADS.

Net cash inflows from operating activities were RMB143.6 million (US$22.2 million) for 2015, compared with cash outflows of RMB58.7 million recorded in 2014. The improvement in net cash inflows was primarily due to the revenue growth, improved margins and improved efficiency in working capital management.

As of December 31, 2015, the Company's total cash, cash equivalents, bank deposits and restricted cash were RMB365.7 million (US$56.5 million) and its shareholders' equity was RMB871.4 million (US$134.5 million), compared to RMB316.9 million and RMB831.6 million, respectively, as of December 31, 2014.

Business Outlook

“The market environment for retail chain drugstores remains competitive,” commented Ms. Zhang. “Our target is to achieve growth in both revenue and market share through constant efforts on increasing our operating capabilities.”

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Tuesday, March 29, 2016 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through April 5, 2016 at 11:59 p.m. Eastern Time. An archived web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13632972.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of December 31, 2015, the Company had 1,998 directly operated stores across 70 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate ofUS$1.00 = RMB6.4778 on December 31, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income
(amounts in thousands – except per-share data)

	Three-month period ended			Year ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	USD	RMB	RMB	USD
Revenue	850,146	905,249	139,746	2,953,314	3,232,446	499,004
Cost of goods sold	(489,260)	(500,243)	(77,224)	(1,722,792)	(1,884,625)	(290,936)
Gross profit	360,886	405,006	62,522	1,230,522	1,347,821	208,068
Sales, marketing and other operating expenses	(280,205)	(295,919)	(45,682)	(1,098,000)	(1,142,918)	(176,436)
General and administrative expenses	(27,324)	(45,210)	(6,979)	(125,577)	(133,749)	(20,648)
Impairment losses of property and equipment	(2,955)	(4,890)	(755)	(9,877)	(9,445)	(1,458)
Income/(loss) from operations	50,402	58,987	9,106	(2,932)	61,709	9,526
Interest income	1,355	1,756	271	7,234	6,515	1,006
Dividend income from cost method investments	-	-	-	5,852	3,903	603
Other income	126	-	-	3,082	1,007	155
Other loss	(535)	-	-	(535)	-	-
Income before income tax expense	51,348	60,743	9,377	12,701	73,134	11,290
Income tax expense	(17,916)	(23,485)	(3,625)	(26,472)	(33,308)	(5,142)
Net income/(loss) attributable to China Nepstar Chain Drugstore Ltd.	33,432	37,258	5,752	(13,771)	39,826	6,148
Basic earnings / (loss) per ordinary share	0.17	0.19	0.03	(0.07)	0.20	0.03
Basic earnings / (loss) per ADS	0.34	0.38	0.06	(0.14)	0.40	0.06
Diluted earnings / (loss) per ordinary share	0.17	0.19	0.03	(0.07)	0.20	0.03
Diluted earnings / (loss) per ADS	0.34	0.38	0.06	(0.14)	0.40	0.06
Other comprehensive income, net of tax:
Foreign currency translation adjustments	23	(29)	(4)	(123)	(88)	(13)
Comprehensive income / (loss) attributable to China Nepstar Chain Drugstore Ltd.	33,455	37,229	5,748	(13,894)	39,738	6,135

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of
	December 31,	December 31,
	2014	2015	2015
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	252,174	356,599	55,049
Short-term bank time deposits	24,000	9,000	1,389
Long-term bank time deposits due within one year	3,256	-	-
Restricted cash	37,423	124	19
Accounts receivable, net of allowance for doubtful accounts	136,568	157,153	24,260
Bills receivable	400	-	-
Amounts due from related parties	3,366	4,893	755
Prepaid expenses, deposits and other current assets	245,254	217,216	33,532
Inventories	546,312	574,344	88,664
Deferred tax assets	2,038	6,802	1,050
Total current assets	1,250,791	1,326,131	204,718
Non-current assets
Property and equipment, net	137,750	175,645	27,115
Rental deposits	42,257	44,740	6,907
Cost method investments	12,638	12,493	1,929
Intangible assets, net	2,509	2,509	387
Goodwill	51,819	54,425	8,402
Deferred tax assets	16,340	3,745	578
Other non-current assets	-	2,097	324
Total non-current assets	263,313	295,654	45,642
Total Assets	1,514,104	1,621,785	250,360

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	409,428	461,098	71,181
Amounts due to related parties	25,636	23,607	3,644
Accrued expenses and other payables	122,236	130,812	20,194
Deferred income	25,715	28,475	4,396
Income tax payable	25,743	33,013	5,096
Total current liabilities	608,758	677,005	104,511
Non-current liabilities
Deferred income	15,677	11,626	1,795
Deferred tax liabilities	14,711	19,440	3,001
Other non-current liabilities	43,326	42,344	6,537
Total non-current liabilities	73,714	73,410	11,333
Total liabilities	682,472	750,415	115,844

Shareholders' equity
Share capital	158	158	24
Additional paid-in capital	640,341	640,341	98,852
Accumulated other comprehensive loss	(41,746)	(41,834)	(6,458)
Retained earnings	232,879	272,705	42,098
Total shareholders' equity	831,632	871,370	134,516
Total liabilities and shareholders' equity	1,514,104	1,621,785	250,360